Filed Pursuant to Rule 433
March 29, 2007
Registration Statement
Nos. 333-141637 and 333-141675

Issuer:		Denbury Resources Inc.
Security Description:		Senior Subordinated Notes — Add-on
Distribution:		SEC Registered
Face:		$150,000,000
Gross Proceeds:		$150,750,000
Net Proceeds to Issuer (before expenses):		$149,242,500
Coupon:		7.500%
Maturity:		December 15, 2015
Offering Price (plus accrued interest from December 15, 2006)		100.5% +2.25pts of accrued interest
Yield to Maturity:		7.401%
Spread to Treasury:		+278bps
Benchmark:		UST 4% due 2/15/2015
Ratings:		B1/B+
Interest Pay Dates:		June 15 and December 15
Beginning:		June 15, 2007
Equity Clawback:		Up to 35% at 107.5%
Until:		December 15, 2008
Optional redemption:
		On or after:	Price:

		December 15, 2010	103.750%
		December 15, 2011	102.500%
		December 15, 2012	101.250%
		December 15, 2013 and thereafter	100.000%

Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		March 29, 2007
Settlement Date:	(T+3)	April 3, 2007
CUSIP:		24823UAF5
ISIN:		US24823UAF57
Denominations:		2,000x1,000
Bookrunner:		JPMorgan
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.